FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 2 DATED JULY 11, 2008
TO THE PROSPECTUS DATED JANUARY 23, 2008

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company” or the “REIT”), dated January 23, 2008 (the “Prospectus”), and should be read in conjunction with the Prospectus and Prospectus Supplement No. 1 thereto, dated April 17, 2008. Unless otherwise indicated, the information contained herein is current as of the filing date of the prospectus supplement in which the REIT initially disclosed such information. This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to describe the status of the offering of common shares of the REIT, to disclose the acquisition of an aggregate 22.54% membership interest in Mill Run LLC, to disclose the entry into a definitive agreement to acquire a 25% membership interest in Prime Outlets Acquisition Company and to disclose the preferred equity contribution to a wholly owned subsidiary of Park Avenue Funding LLC.

Status of the Offering

We commenced our initial public offering of 30,000,000 shares of common stock on May 23, 2005. As of June 30, 2008, we had received aggregate gross offering proceeds of approximately $223.5 million from the sale of approximately 22.5 million shares in our initial public offering. Additionally, Lightstone SLP, LLC, an affiliate of The Lightstone Group LLC (our “Sponsor”), has contributed $21.7 million to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After allowing for the payment of approximately $16.1 million in selling commissions and dealer manager fees, and $6.0 million in other organization and offering expenses, as of June 30, 2008, we had raised aggregate net offering proceeds of approximately $223.1 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, daily closings have occurred and will occur until termination of the offering.

Prime Outlets and Mill Run Acquisition

On June 26, 2008, the Company through Lightstone Value Plus REIT LP, its operating partnership (the “Operating Partnership”), entered into agreements with certain affiliates of Arbor Realty Trust, Inc. to acquire a 25% membership interest in Prime Outlets Acquisition Company, a Delaware limited liability company (”Prime”) and an aggregate 22.54% membership interest in Mill Run LLC, a Delaware limited liability company (“Mill Run”) for an aggregate acquisition price of $456 million including assumed indebtedness but excluding transaction-related fees and expenses.

Prime owns 18 factory outlet shopping centers located in 15 different states across the United States and Mill Run owns two factory outlet shopping centers located in Orlando, Florida. The aggregate amount of indebtedness on these properties is approximately $1.5 billion with an average interest rate of 5.54%. Each of the loans securing the properties owned by Prime has a maturity date in 2016 with interest rates that range between 5.51% and 6.01%. Of the approximately $1.2 billion of outstanding indebtedness on these properties, $1.1 billion provides for amortization payments. The two properties owned by Mill Run are secured by a construction loan in the amount of approximately $290 million that matures in November 2009 with a floating interest rate equal to 210 basis points plus LIBOR.

The Acquisitions

Mill Run Interest

The Company, through the Operating Partnership, entered into Contribution and Conveyance Agreements dated as of June 26, 2008 between the Operating Partnership and (i) Arbor Mill Run JRM LLC, a Delaware limited liability company (“Arbor JRM”) and (ii) Arbor National CJ, LLC, a New York limited liability company (“Arbor CJ”), pursuant to which Arbor JRM and Arbor CJ contributed to the Operating Partnership an aggregate 22.54% membership interest (the “Mill Run Interest”) in Mill Run. The Mill Run Interest is a non-managing interest, with consent rights with respect to certain major decisions. An affiliate of The Lightstone Group, the Company’s sponsor, is the managing member and majority owner of Mill Run. The acquisition price for the Mill Run Interest was approximately $85 million, $19.6 million of which was in the form of equity and $65.4 million in the form of indebtedness secured by the Mill Run Properties (as defined below). In connection with this transaction, Lightstone Value Plus REIT LLC, our advisor, received an acquisition fee equal to 2.75% of the acquisition price, or approximately $2.4 million. Closing costs totaled approximately $1.1 million.

In exchange for the Mill Run Interest, the Operating Partnership issued (i) 96,000 units of common limited partnership interest in the Operating Partnership (“Common Units”) and 18,240 Series A preferred limited partnership units in the Operating Partnership (the “Preferred Units”) with an aggregate liquidation preference of $18,240,000 to Arbor JRM and (ii) 2,000 Common Units and 380 Preferred Units with an aggregate liquidation preference of $380,000 to Arbor CJ. The total aggregate value of the Common Units and Preferred Units issued by the Operating Partnership in exchange for the Mill Run Interest was $19,600,000.

In connection with the contribution of the Mill Run Interest, the Company made loans to Arbor JRM and Arbor CJ in the aggregate principal amount of $17.6 million (the “Mill Loans”). The Mill Loans are payable semi-annually and shall accrue interest at an annual rate of 4%. The Mill Loans mature on June 26, 2016 and contain customary events of default and default remedies. The Mill Loans mature on June 26, 2016 and contain customary events of default and default remedies. The Mill Loans require Arbor JRM and Arbor CJ to prepay their respective loans in full upon the redemption of the Preferred Units by the Operating Partnership. The Mill Loans are secured by the Preferred Units and Common Units issued in connection with the acquisition of the Mill Interest.

Prime Interest

In addition, the Company, through the Operating Partnership, entered into a Contribution and Conveyance Agreement with AR Prime Holdings LLC, a Delaware limited liability company (“AR Prime”), pursuant to which AR Prime will contribute to the Operating Partnership a 25% membership interest (the “Prime Interest”) in Prime. Prime Interest is a non-managing interest, with certain consent rights with respect to major decisions. An affiliate of The Lightstone Group, the Company’s sponsor, is the majority owner and manager of Prime. The acquisition price for the Prime Interest is approximately $373 million, $55 million of which will be in the form of equity and $318 million of which will be in the form of indebtedness secured by the Prime Properties (as defined below). In connection with the transaction, Lightstone Value Plus REIT LLC, our advisor, will receive an acquisition fee equal to 2.75% of the acquisition price, or approximately $9.7 million at closing.

The closing of the acquisition of the Prime Interest is subject to customary closing conditions. The closing of the acquisition of the Prime Interest is scheduled for the earlier of December 15, 2008 or a maximum 30 days after the Operating Partnership obtains audited financial statements of Prime for the last three fiscal years (the “Financial Statements”), but in no event later than June 26, 2009.  If the Operating Partnership does not obtain the Financial Statements by June 26, 2009 and does not close the transaction, it would be required to pay liquidated damages in the amount of $6.08 million. However, AR Price cannot specifically enforce the Contribution and Convenyance Agreement if the Operating Partnership does not obtain the Financial Statements.

Subject to the fulfillment of the closing conditions, the Operating Partnership will issue to AR Prime (i) 275,000 Common Units and 52,250 Preferred Units with an aggregate liquidation preference of $52,250,000 (this amount will be reduced by the amount of any distributions by Prime to AR Prime prior to closing) and (ii) Common Units with a value equal to 5% of the Adjustment Amount (as defined below) and additional Preferred Units with a liquidation preference equal to 95% of the Adjustment Amount. The “Adjustment Amount” is the amount of interest that would have accrued on a loan in the principal amount of $52,250,000, at an interest rate of 4.6316%, from June 26, 2008 until the closing.

In connection with the contribution of the Prime Interest, the Company made a loan to AR Prime in the principal amount of $49.5 million (the “Prime Loan”). The Prime Loan is payable semi-annually and accrues interest at an annual rate of 4%. The Prime Loan matures on June 26, 2016 and contains customary events of default and default remedies. The Prime Loan contains provisions requiring AR Prime to prepay the Prime Loan (i) in full upon the redemption by the Operating Partnership of the Preferred Units to be issued to AR Prime in connection with the closing of the acquisition of the Prime Interest and (ii) in part, with the proceeds of any distribution received by AR Prime from Prime prior to such closing. The Prime Loan is secured by AR Prime’s interest in the Prime Interest. Upon the closing, the Common Units and Preferred Units issued to AR Prime will replace the Prime Interest as the security for the Prime Loan. Also, upon the closing, the Company will make an additional loan to AR Prime, on the same terms and conditions as the Prime Loan, in the principal amount equal to 90% of the Adjustment Amount.

Amended and Restated Agreement of Limited Partnership

In connection with the contributions of the Mill Run Interest and the Prime Interest, the Operating Partnership has entered into a First Amendment to the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of June 26, 2008 (the “Amendment”) pursuant to which the Preferred Units were designated as a new class of limited partnership interests. The Preferred Units have a preferential distribution rate equal to 4.6316% per annum. If the Operating Partnership does not redeem the Preferred Units on June 26, 2013 (the “Lockout Date”) or within fifteen days thereafter, then the distribution rate will increase to 15% per annum and the holders of the Preferred Units will have consent rights with respect to certain actions of the Operating Partnership.

After the Lockout Date the Preferred Units may be converted, at the option of the holders of such units, into a number of Common Units obtained by dividing the aggregate liquidation preference for the Preferred Units to be converted by the value per share of the common stock of the Company, as determined by a nationally recognized independent valuation firm. Prior to the Lockout Date, the Preferred Units are not redeemable by the Operating Partnership or convertible into Common Units. After the Lockout Date, the Preferred Units may be redeemed, in whole but not in part, at the option of the Operating Partnership, at a redemption price equal to the sum of the liquidation preference for each Preferred Unit plus any accrued and unpaid preferential distributions.

Tax Protection Agreements

The Operating Partnership entered into Tax Protection Agreements with each of Arbor JRM, Arbor CJ and AR Prime (collectively, the “Contributors”) that requires the Operating Partnership to indemnify the Contributors for a period of five years from June 26, 2008 for, among other things, certain income tax liability that would result from the income or gain which Arbor JRM and Arbor CJ, on the one hand, or AR Prime, on the other hand, would recognize upon the Operating Partnership’s failure to maintain the current level of debt encumbering the Mill Run Properties (defined elsewhere in this Supplement) or the Prime Properties (defined elsewhere in this Supplement), respectively, or the sale or disposition of the Mill Run Properties, the Mill Run Interest, the Prime Properties, or the Prime Interest (each, an “Indemnifiable Event”). Under the terms of the Tax Protection Agreements, the Operating Partnership is indemnifying the Contributors for certain income tax liabilities based on income or gain which the Contributors are deemed to be required to include in their gross income for federal or state income tax purposes (assuming the Contributors are subject to tax at the highest regional, federal, state and local tax rates imposed on individuals residing in New York City) as a result of an Indemnifiable Event. This indemnity covers income taxes, interest and penalties and is required to be made on a "grossed up" basis that effectively results in the Contributors receiving the indemnity payment on a net, after-tax basis. The amount of the potential tax indemnity to the Contributors under the Tax Protection Agreements, including a gross-up for taxes on any such payment, using current tax rates, is estimated to be approximately $11,600,000, $241,000, and $59,000,000 to each of Arbor JRM, Arbor CJ and AR Prime, respectively. Each Tax Protection Agreement imposes certain restrictions upon the Operating Partnership relating to transactions involving the Mill Run Properties and the Prime Properties which could result in taxable income or gain to the Contributors.

The Operating Partnership may not dispose or transfer any of the Mill Run Properties or any of the Prime Properties without first proving that the Operating Partnership possesses the requisite liquidity, including the proceeds from any such transaction, to make any payments that would come due pursuant to the Tax Protection Agreement. However, the Operating Partnership may take the following actions: (i) (A) as to the Prime Properties, commencing with the period one year following the date of the Tax Protection Agreement, or as may be extended if the contribution of the Prime Interest does not occur by February 26, 2009, the Operating Partnership can sell on an annual basis part or all of any of the Prime Properties with an aggregate value of ten percent (10%) or less of the total value of the Prime Properties as of the date of contribution (and any amounts of the ten percent (10%) value not sold can be applied to sales in future years); and (B) as to the Mill Run Properties either the same ten percent (10%) test as set forth above in (i)(A) with respect to the Mill Run Properties or the sale of the property known by Design Outlet Center; and (ii) the Operating Partnership can enter into a non-recognition transaction with either the consent of the Contributors or an opinion from an independent law or accounting firm stating that it is “more likely than not” that the transaction will not give rise to current taxable income or gain.

Mill Run Properties

Mill Run is the beneficial owner of the Prime Outlets Orlando I and Prime Outlets Orlando II retail shopping malls located in Orlando, Florida (the “Mill Run Properties”). Mill Run acquired the Mill Run Properties in 2005, and subsequently renovated and expanded both shopping centers. The two shopping centers, referred to as the Orlando Outlet World and the Orlando Design Center, represent 694,188 and 204,730 total gross leasable area and are currently 93.2% and 64.1% occupied, respectively. An additional 78,000 square feet will be available for lease later this year. The expanded and redeveloped Orlando Outlet World opened in two phases, and hosted its grand opening in May 2008. Orlando Outlet World currently has 144 tenants as of May 31, 2008, including tenants such as Neiman Marcus Last Call, Saks Fifth Avenue OFF 5TH, Polo Ralph Lauren Factory Store, Kate Spade, and Hugo Boss. Orlando Design Center currently has 30 tenants as of May 31, 2008, which include Guess, G.H. Bass & Company, Calvin Klein and Texas de Brazil.

The following table provides information as of May 31, 2008 regarding the Mill Run Properties:

Trade Name of Property	Location of Property	Occupancy	Monthly Base Rents at Closing	Gross Leasable Area	Mortgage	Mortgage Interest Rate	Property Management Agent	Annual Property Management Fee
Orlando Outlet Center	Orlando, Florida	93.2%	$1,659,240	694,188	$257,480,000	LIBOR + 2.1%	Prime Retail Property Management	5% of gross revenues
Orlando Design Center	Orlando, Florida	64.1%	$198,935	204,730	$32,520,000	LIBOR + 2.1%	Prime Retail Property Management	5% of gross revenues

The Mill Run Properties are subject to an aggregate of approximately $290 million of indebtedness in the form of construction loans secured by the Orlando Outlet Center and the Orlando Design Center (the “Orlando Loans”). The Orlando Loans provide for interest only payments until their maturity date and bear interest at a variable rate equal to LIBOR plus 210 basis points. The Orlando Loans will mature on November 21, 2009, at which time a balance of approximately $290 million will be due, assuming no prior principal prepayment. The aggregate loan amount is secured the Mill Run Properties.

All of the leased space is commercial with leases ranging from an initial term of one year to fourteen years. The average historical occupancy rate is as follows:

June 30, 2008	89.0%
2007	82.3%
2006	82.8%
2005	83.8%

The average effective net annual rental revenue per square foot at the Mill Run Properties is as follows:

Trailing 12 Months Ended June 30, 2008	$33.09
Year Ended December 31, 2007	$30.87
Year Ended December 31, 2006	$16.12
Year Ended December 31, 2005	$16.76

The existing leases for Mill Run expire as follows:

	# of Leases	Sqft

For the six months ending December 31, 2008	3	6,852
For the twelve months ending December 31, 2009	4	17,598
For the twelve months ending December 31, 2010	3	10,694
For the twelve months ending December 31, 2011	5	19,774
For the twelve months ending December 31, 2012	15	78,140
Thereafter	139	608,992
Total	169	742,050

Minimum base rents for the Mill Run Properties for the next five years and thereafter are as follows:

For the six months ending December 31, 2008	$12,075,369
For the twelve months ending December 31, 2009	24,210,872
For the twelve months ending December 31, 2010	24,108,360
For the twelve months ending December 31, 2011	24,515,731
For the twelve months ending December 31, 2012	24,018,128
Thereafter	21,899,501
Total	$130,827,961

The Mill Run Properties are depreciated for federal income tax purposes on a straight-line basis using an estimated useful life of 39 years.

Prime Outlets Acquisition

Prime is a fully integrated real estate operating company specializing in the development, redevelopment, acquisition, leasing and management of factory outlet shopping centers. Founded in 1988, Prime is the third largest owner of factory outlet centers in the United States as measured by gross leasable area. Prime manages and leases its properties with in-house personnel, thereby reducing reliance on third-party providers and enabling Prime to monitor and control expenses. Prime’s 18 outlet centers (the “Prime Properties”), built between 1986 and 1998, have an aggregate 6,389,526 square feet of gross leasable area and average occupancy of 93.8% as of May 31, 2008. Of the approximately $1.2 billion of outstanding indebtedness on the Prime Properties, $1.1 billion provides for amortization payments. A brief description of the Prime Properties follows. All of the Prime Properties are managed by Prime Retail Property Management and pay a 5% management. Prime Retail Management Company is wholly owned by Prime Outlets Acquisition Company.

Prime Properties

The following table provides information as of May 31, 2008 regarding the Prime Properties.

Trade Name of Property	Location of Property	Occupancy	Gross Leasable Area
Prime Outlets - San Marcos I & II	San Marcos, Texas	95.9%	671,272
Prime Outlets - Grove City	Grove City, Pennsylvania	96.4%	532,056
Prime Outlets - Williamsburg	Williamsburg, Pennsylvania	97.1%	343,924
Prime Outlets - Hagerstown	Hagerstown, Maryland	94.7%	485,231
Prime Outlets - Ellenton	Ellenton, Florida	96.7%	476,651
Prime Outlets - Jeffersonville	Jeffersonville, Ohio	98.2%	409,811
Prime Outlets - Pleasant Prairie I & II	Pleasant Prairie, Wisconsin	95.3%	401,585
Prime Outlets - Gaffney	Gaffney, South Carolina	96.4%	303,599
Prime Outlets - Gulfport	Gulfport, Mississippi	92.8%	302,857
Prime Outlets - Queenstown	Queenstown, Maryland	94.3%	297,820
Prime Outlets - Huntley	Huntley, Illinois	87.2%	278,759
Prime Outlets - Birch Run	Birch Run, Michigan	91.4%	679,664
Prime Outlets - Calhoun	Calhoun, Georgia	94.3%	253,667
Prime Outlets - Lebanon	Lebanon, Tennessee	90.2%	226,869
Prime Outlets - Lee	Lee, Massachusetts	96.8%	224,526
Prime Outlets - Florida City	Florida City, Florida	92.1%	207,873
Prime Outlets - Pismo Beach	Pismo Beach, California	98.5%	147,396
Prime Outlets - Naples	Naples, Florida	80.5%	145,966

The following table summarizes the top ten tenants of Prime Properties by gross leasable area.

Tenant	Number of Centers	Gross Leasable Area (SF)	% of Gross Leasable Area (SF)
Gap	17	447,481	6.1%
Phillips Van Heusen	20	442,462	6.0%
Nike	14	199,814	2.7%
Vanity Fair	17	197,022	2.7%
Jones Retail	20	181,103	2.5%
Ralph Lauren	16	161,834	2.2%
Liz Claiborne	14	146,987	2.0%
William Sonoma	4	142,247	1.9%
Dress Barn	17	134,277	1.8%
Ann Taylor Retail	15	117,410	1.6%
Total		2,170,587	29.5%

All of the leased space is commercial with leases ranging from an initial term of one to ten years. The average historical occupancy rate is as follows:

As of May 31, 2008	94.4%
For the year ended December 31, 2007	96.8%
For the year ended December 31, 2006	94.3%

Per square foot, comparable sales at the Prime Properties were as follows:

Year Ended December 31, 2007	$365
Year Ended December 31, 2006	$359
Year Ended December 31, 2005	$331
Year Ended December 31, 2004	$305

The following table summarizes the outstanding indebtedness of each of the Prime Properties as of May 31, 2008:

Prime Outlets	Lender	Amount Outstanding	Maturity Date	Interest Rate	Payment Terms
Ellenton [1]	Wachovia	$111,516,463	1/11/2016	5.510%	Interest Only until 2/11/2008
Florida City [1]	Wachovia	$11,380,449	1/11/2016	5.510%	Interest Only until 2/11/2008
Grove City [1]	Wachovia	$120,608,885	1/11/2016	5.510%	Interest Only until 2/11/2008
Gulfport [1]	Wachovia	$26,859,451	1/11/2016	5.510%	Interest Only until 2/11/2008
Huntley [1]	Wachovia	$31,833,424	1/11/2016	5.510%	Interest Only until 2/11/2008
Jeffersonville [1]	Wachovia	$74,709,067	1/11/2016	5.510%	Interest Only until 2/11/2008
Lebanon [1]	Wachovia	$16,513,589	1/11/2016	5.510%	Interest Only until 2/11/2008
Naples [1]	Wachovia	$17,110,465	1/11/2016	5.510%	Interest Only until 2/11/2008
San Marcos [1]	Wachovia	$152,700,956	1/11/2016	5.510%	Interest Only until 2/11/2008
Pleasant Prairie [1]	Wachovia	$64,164,245	1/11/2016	5.510%	Interest Only until 2/11/2008
Pismo Beach [2]	Citigroup	$33,850,000	11/6/2016	5.842%	Interest Only
Queenstown [2]	Citigroup	$61,500,000	11/6/2016	5.842%	Interest Only
Calhoun [3]	CIBC	$21,600,000	9/1/2016	5.790%	Interest Only until 8/1/2008
Gaffney [3]	CIBC	$39,200,000	9/1/2016	5.790%	Interest Only until 8/1/2008
Lee [3]	CIBC	$53,920,000	9/1/2016	5.790%	Interest Only until 8/1/2008
Pleasant Prairie II	CIBC	$38,300,000	12/1/2016	6.010%	Interest Only until 1/1/2009
Birch Run [4]	Wachovia	$112,563,726	4/11/2016	5.95%	Interest Only until 5/11/2008
Hagerstown [4]	Wachovia	$94,552,260	4/11/2016	5.95%	Interest Only until 5/11/2008
Williamsburg [4]	Wachovia	$109,293,864	4/11/2016	5.95%	Interest Only until 5/11/2008

1 Properties are cross-collateralized under one loan.
2 Properties are cross-collateralized under one loan.
3 Properties are cross-collateralized under one loan.
4 Properties are cross-collateralized under one loan.

General competitive conditions affecting the Prime Properties include those identified in the section of our Prospectus captioned “Competition.” Prime Retail Property Management LLC, a subsidiary of our Sponsor and an affiliate of our Advisor, acts as the property manager of each of the Prime Properties. We believe that each of the Prime Properties are adequately insured.

Realty taxes paid on the Prime Properties for the fiscal year ended December 31, 2007 were $11.7 million.

The Prime Properties are depreciated for federal income tax purposes on a straight-line basis using an estimated useful life of 39 years.

Development Properties

Prime has four development projects in its pipeline, including Grand Prairie (Dallas Metro), Texas, Livermore Valley (San Francisco), California, Holley Springs (Atlanta Metro), Georgia and the planned expansion of Prime Outlets Ellenton located in Ellenton, Florida. The projects are scheduled to be completed in 2010-2012 and will consist of approximately 1.4 million square feet.

Park Avenue Funding Contribution

On April 16, 2008, the REIT made a preferred equity contribution of $11,000,000 (the “Contribution”) to PAF-SUB LLC (“PAF”), a wholly-owned subsidiary of Park Avenue Funding LLC (“Park Avenue”), in exchange for membership interests of PAF with certain rights and preferences described below (the “Preferred Units”). Park Avenue is a real estate lending company making loans, including first or second mortgages, mezzanine loans and collateral pledges of mortgages, to finance real estate transactions. Property types considered include multi-family, office, industrial, retail, self-storage, parking and land. Both PAF and Park Avenue are affiliates of our The Lightstone Group, our sponsor.

PAF’s limited liability company agreement was amended on April 16, 2008 to create the Preferred Units and admit the REIT as a member. The Preferred Units are entitled to a cumulative preferred distribution at the rate of 10% per annum, payable quarterly. In the event that PAF fails to pay such distribution when due, the preferred distribution rate increases to 17% per annum. The Preferred Units are redeemable, in whole or in part, at any time at the option of the Registrant upon at least 180 days’ prior written notice (the “Redemption”). In addition, the Preferred Units are entitled to a liquidation preference senior to any distribution upon dissolution with respect to other equity interests of PAF in an amount equal to (x) the Contribution plus any accrued but unpaid distributions less (y) any Redemption payments.

In connection with the Contribution, the REIT and Park Avenue entered into a guarantee agreement on April 16, 2008, whereby Park Avenue unconditionally and irrevocably guarantees payment of the Redemption amounts when due (the “Guarantee”). Also, Park Avenue agrees to pay all costs and expenses incurred by the REIT in connection with the enforcement of the Guarantee.